# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dun & Bradstreet Holdings, Inc., CIK 0001799208
CUSIP: 26484T106
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 5335 Gate Parkway, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 03/23/2025
Filed by CIK 0001260943
Persons authorized to receive notices and communications: Shari Wolkon General Counsel, Thomas H. Lee Partners, L.P., 100 Federal Street, 36th Floor, Boston, Massachusetts (MA), 02110, (617) 227-1050

## Reporting persons
- THOMAS H. LEE ADVISORS, LLC (CIK 0001260943): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,525,103; sole dispositive power 0; shared dispositive power 22,525,103; aggregate amount beneficially owned 22,525,103 (5.1% of the class)
- Thomas H. Lee Equity Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,142,612; sole dispositive power 0; shared dispositive power 6,142,612; aggregate amount beneficially owned 6,142,612 (1.4% of the class)
- Thomas H. Lee Parallel Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,184,899; sole dispositive power 0; shared dispositive power 11,184,899; aggregate amount beneficially owned 11,184,899 (2.5% of the class)
- THL Executive Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 468,969; sole dispositive power 0; shared dispositive power 468,969; aggregate amount beneficially owned 468,969 (0.1% of the class)
- THL Equity Advisors VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,525,103; sole dispositive power 0; shared dispositive power 22,525,103; aggregate amount beneficially owned 22,525,103 (5.1% of the class)
- Thomas H. Lee Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,525,103; sole dispositive power 0; shared dispositive power 22,525,103; aggregate amount beneficially owned 22,525,103 (5.1% of the class)
- THL Managers VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 58,210; shared voting power 22,525,103; sole dispositive power 58,210; shared dispositive power 22,525,103; aggregate amount beneficially owned 22,583,313 (5.1% of the class)
- THL Holdco, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,525,103; sole dispositive power 0; shared dispositive power 22,525,103; aggregate amount beneficially owned 22,525,103 (5.1% of the class)
- THL Fund VIII Coinvestment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 730,006; sole dispositive power 0; shared dispositive power 730,006; aggregate amount beneficially owned 730,006 (0.2% of the class)
- THL Equity Fund VIII Investors (D&B), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,998,617; sole dispositive power 0; shared dispositive power 3,998,617; aggregate amount beneficially owned 3,998,617 (0.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Dun & Bradstreet Holdings, Inc.
Address of issuer's principal executive offices: 5335 Gate Parkway, Jacksonville, Florida (FL), 32256
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on February 25, 2022 (as amended from time to time, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

The information provided in Item 6 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is supplemented as follows:
The percentage of beneficial ownership in this Amendment No. 4 is based on 441,516,369 shares of Common Stock outstanding as of February 14, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on February 21, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is supplemented as follows:
The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 4 and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is supplemented as follows:
No transactions with respect to the shares of Common Stock were effected during the past sixty days by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is supplemented as follows:
On March 23, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Denali Intermediate Holdings, Inc., and Denali Buyer, Inc., whereby,subject to the terms thereof, Denali Buyer, Inc. will merge with and the Issuer (the "Merger"), with the Issuer surviving the Merger as a direct wholly owned subsidiary of Denali Intermediate Holdings, Inc.

Concurrently with the execution of the Merger Agreement, on March 23, 2025, each of Thomas H. Lee Equity Fund VIII, L.P., Thomas H. Lee Parallel Fund VIII, L.P., THL Executive Fund VIII, L.P., THL Fund VIII Coinvestment Partners, L.P., THL Equity Fund VIII Investors (D&B), L.P. and THL Managers VIII, L.P. (together, the "Supporting Stockholders") entered into a Voting and Support Agreement (the "Voting and Support Agreement") with the Issuer and Denali Intermediate Holdings, Inc., with respect to Shares owned of record or beneficially by each Supporting Stockholder (collectively, the "Owned Shares").

Pursuant to the Voting and support agreement, among other things,the Supporting Stockholders have agreed to vote all of their Owned Shares in favor of the Merger, the adoption of the Merger Agreement, each of the other actions contemplated by the Merger Agreement or necessary or desirable in furtherance of the Merger and the other transactions contemplated by the Merger Agreement, and against any action or agreement that could reasonably be expected to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled.

In the event the Issuer's board of directors changes its recommendation that the Company's stockholders vote to adopt the Merger Agreement and approve the Merger, each Supporting Stockholder may vote its shares with respect to the above matters in any manner it chooses.

In addition, each Supporting Stockholder has agreed not to take certain actions, including (i) tendering any Owned Shares into any tender or exchange offer, (ii) transferring any Owned Shares (subject to certain exceptions), (iii) granting any proxies or powers of attorney or (iv) taking any action that would make any representation or warranty of such Supporting Stockholder contained in the Voting and Support Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling such Supporting Stockholder from performing its obligations under the Voting and Support Agreement in any material respect.

The Voting and Support Agreement will terminate upon the earliest to occur of the Effective Time (as defined in the Merger Agreement) and the valid termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by the terms and conditions of each the Voting and Support Agreement, a copy of which is filed as an exhibit under Item 7 hereto and is incorporated by reference herein, and the foregoing description of the Voting and Support Agreement is qualified in its entirety by reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Voting Agreement, dated March 23, 2025, by and among Dun & Bradstreet Holdings, Inc., Denali Intermediate Holdings, Inc. and Thomas H. Lee Partners.

## Signatures
- THOMAS H. LEE ADVISORS, LLC: THL Holdco, LLC, THL Holdco, LLC/ Managing Member (03/25/2025)
- THOMAS H. LEE ADVISORS, LLC: /s/ Michael McDonnell, Michael McDonnell/ Chief Financial Officer, Management Company (03/25/2025)
- Thomas H. Lee Equity Fund VIII, L.P.: THL Equity Advisors VIII, LLC, THL Equity Advisors VIII, LLC/General Partner (03/25/2025)
- Thomas H. Lee Equity Fund VIII, L.P.: Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./Sole Partner (03/25/2025)
- Thomas H. Lee Equity Fund VIII, L.P.: Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/Managing Member (03/25/2025)
- Thomas H. Lee Equity Fund VIII, L.P.: THL Holdco, LLC, THL Holdco, LLC/ Managing Member (03/25/2025)
- Thomas H. Lee Equity Fund VIII, L.P.: /s/ Michael McDonnell, Michael McDonnell/ Chief Financial Officer, Management Company (03/25/2025)
- Thomas H. Lee Parallel Fund VIII, L.P.: THL Equity Advisors VIII, LLC, THL Equity Advisors VIII, LLC/ General Partner (03/25/2025)
- Thomas H. Lee Parallel Fund VIII, L.P.: Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./Sole Member (03/25/2025)
- Thomas H. Lee Parallel Fund VIII, L.P.: Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/General Partner (03/25/2025)
- Thomas H. Lee Parallel Fund VIII, L.P.: THL Holdco, LLC, THL Holdco, LLC/Managing Member (03/25/2025)
- Thomas H. Lee Parallel Fund VIII, L.P.: /s Michael McDonnell, Michael McDonnell/ Chief Financial Officer, Management Company (03/25/2025)
- THL Executive Fund VIII, L.P.: THL Equity Advisors VIII, LLC, THL Equity Advisors VIII, LLC/General Partner (03/25/2025)
- THL Executive Fund VIII, L.P.: Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./Sole Member (03/25/2025)
- THL Executive Fund VIII, L.P.: Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/General Partner (03/25/2025)
- THL Executive Fund VIII, L.P.: THL Holdco, LLC, THL Holdco, LLC/ Managing Member (03/25/2025)
- THL Executive Fund VIII, L.P.: /s/ Michael McDonnell, Michael McDonnell/ Chief Financial Officer, Management Company (03/25/2025)
- THL Equity Advisors VIII, LLC: Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./Sole Member (03/25/2025)
- THL Equity Advisors VIII, LLC: Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/ General Partner (03/25/2025)
- THL Equity Advisors VIII, LLC: THL Holdco, LLC, THL Holdco, LLC/ Managing Member (03/25/2025)
- THL Equity Advisors VIII, LLC: /s/ Michael McDonnell, Michael McDonnell/ Chief Financial Officer, Management Company (03/25/2025)
- Thomas H. Lee Partners, L.P.: Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/General Partner (03/25/2025)
- Thomas H. Lee Partners, L.P.: THL Holdco, LLC, THL Holdco, LLC/ Managing Member (03/25/2025)
- Thomas H. Lee Partners, L.P.: /s/ Michael McDonnell, Michael McDonnell/ Chief Financial Officer, Management Company (03/25/2025)
- THL Managers VIII, LLC: Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./ Sole Member (03/25/2025)
- THL Managers VIII, LLC: Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/ General Partner (03/25/2025)
- THL Managers VIII, LLC: THL Holdco, LLC, THL Holdco, LLC/ Managing Member (03/25/2025)
- THL Managers VIII, LLC: /s/ Michael McDonnell, Michael McDonnell/ Chief Financial Officer, Management Company (03/25/2025)
- THL Holdco, LLC: /s/ Michael McDonnell, Michael McDonnell/ Chief Financial Officer, Management Company (03/25/2025)
- THL Fund VIII Coinvestment Partners, L.P.: Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./General Partner (03/25/2025)
- THL Fund VIII Coinvestment Partners, L.P.: Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/General Partner (03/25/2025)
- THL Fund VIII Coinvestment Partners, L.P.: THL Holdco, LLC, THL Holdco, LLC/Managing Member (03/25/2025)
- THL Fund VIII Coinvestment Partners, L.P.: /s/ Michael McDonnell, Michael McDonnell/ Chief Financial Officer, Management Company (03/25/2025)
- THL Equity Fund VIII Investors (D&B), L.P.: THL Equity Advisors VIII, THL Equity Advisors VIII/ General Partner (03/25/2025)
- THL Equity Fund VIII Investors (D&B), L.P.: Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./ Sole Member (03/25/2025)
- THL Equity Fund VIII Investors (D&B), L.P.: Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/ General Partner (03/25/2025)
- THL Equity Fund VIII Investors (D&B), L.P.: THL Holdco, LLC, THL Holdco, LLC/ Managing Member (03/25/2025)
- THL Equity Fund VIII Investors (D&B), L.P.: /s/ Michael McDonnell, Michael McDonnell/ Chief Financial Officer, Management Company (03/25/2025)